SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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CONSOLIDATED NATURAL GAS COMPANY Richmond Virginia CNG INTERNATIONAL CORPORATION Richmond, Virginia File No. 70-8759 (Public Utility Holding Company Act of 1935)	:	CERTIFICATE OF NOTIFICATION NO.32 TRANSACTIONS DURING PERIOD October 1, 2004 through December 31, 2004
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TO THE SECURITIES AND EXCHANGE COMMISSION:

AUTHORIZATIONS

By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May Order") the Securities and Exchange Commission ("SEC") authorized through March 31, 2001 (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million(1).

The May Order reserved jurisdiction, pending completion of the record, over (i) investments by CNG and CNGI, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.

(1) All dollar amounts are in U.S. dollars unless otherwise indicated.

By order dated November 19, 1996 (HCAR No. 26608), File No. 70-8759, the SEC released jurisdiction over proposed investments of up to $75 million in three pipeline projects in Australia ("Australian Pipeline Projects"). By order dated February 12, 1998 (HCAR No. 26824), the SEC released jurisdiction over a proposed investment by CNGI of up to $165 million to acquire a one-third interest in the Alinta pipeline being privatized by the government of Western Australia. The Alinta Pipeline is referred to further herein as the DBNGP.

This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.

MERGER OF CNG

On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("DRI"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." The authorization expiration of the May Order was extended to January 28, 2003 pursuant to the Commission order, dated December 15, 1999, approving the merger (HCAR No. 27112). The expiration date of the May Order was further extended to December 31, 2004 by Commission order dated May 24, 2001 (HCAR No. 27406) enhancing DRI's original financing authorizations.

After the merger, CNG decided to sell the foreign businesses of CNGI in furtherance of DRI's strategy to focus on the energy business in the northeastern quadrant of the United States. As previously reported, CNGI sold its interests in certain South American utility companies during the year 2000 in furtherance of this strategy.

FUCOS

The Latin America Energy and Electricity Fund I, L.P.

CNGI has invested approximately $7,667,000 in The Latin America Energy and Electricity Fund I, L.P. ("Fund")(2). The Fund is currently invested in only one FUCO: Companhia Forca e Luz Cataguazes-Leopoldina in Brazil.

The Fund is also invested in a foreign pipeline located in Bolivia.

OTHER FOREIGN INVESTMENTS

Australian Pipeline Projects

On June 2, 2004, CNGI sold its one-third interest in EPIC Energy Pty. Ltd. ("Epic), an Australian corporation.

The Australian Pipeline Projects' assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the Cooper Basin) south to the city of Adelaide; (ii) a 44 mile pipeline from Katnook to markets in South Australia; and (iii) a 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the city of Wallumbilla, interconnecting with existing pipelines serving the Brisbane and Gladstone markets.

Dampier-to-Bunbury Pipeline (DBNGP)

As of October 27, 2004, CNGI no longer owns any gas pipeline assets in Australia. CNGI owns a 33.3% equity interest in Epic Energy Australia Trust ("Epic Trust"), which in October , 2004 sold its interest in the DBNGP, a 925 mile natural gas pipeline running from Dampier to Bunbury in Western Australia. Epic Trust currently owns a number of non-operating entities that are in the process of being wound up and dissolved.

(2) Certain non-cash accounting adjustments have been made to reduce the recorded value of CNGI's investment in the Latin America Energy and Electricity Fund I, L.P. to the current market value of approximately $3.6 million.

FINANCING

Combined balance sheet as of, and income statement for the three months and year ending, December 31, 2004 for CNGI and its subsidiary are filed separately as part of this report under a claim for confidential treatment pursuant to Rule 104.

To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.

By order dated January 3, 2003 (HCAR No. 27634), the SEC authorized the formation of a consolidated DRI Money Pool and called for the termination of the existing CNG Money Pool (HCAR No. 26742). During the reporting period, CNGI made withdrawals of $45,000 from, and made contributions of $5,792,000 to, the DRI Money Pool. CNGI's balance in the DRI Money Pool on December 31, 2004 was a net investment of $86,727,000.

OTHER MATTERS

The business of CNGI was to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption. The proceeds of the above described transactions were used by CNGI in such business.

SIGNATURE

The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

CONSOLIDATED NATURAL GAS COMPANY CNG INTERNATIONAL CORPORATION

By /s/ James F. Stutts James F. Stutts Their Attorney

March 9, 2005